Exhibit 99.1

IAO KUN GROUP HOLDING COMPANY LIMITED TO ACQUIRE THE JEJU SUN HOTEL & CASINO IN JEJU, KOREA

Hong Kong, China – June 23, 2016 – Iao Kun Group Holding Company Limited (“IKGH”) (NASDAQ: IKGH), which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters and a collaborator, today announced that its indirect wholly-owned subsidiary, Iao Kun Jeju Hotel Company Limited (“Iao Kun Jeju”), has entered into a share purchase agreement with Golden & Luxury Company, Ltd. (“Golden Luxury”), Solaire Korea Co., Ltd. and Bloomberry Resorts Corporation to acquire the Jeju Sun Hotel & Casino in Jeju, Korea for KRW117.5 billion in cash (US$101 million based on the exchange rate on June 22, 2016).

Jeju Sun Hotel & Casino is a 5-hibiscus hotel located in Jeju City on the island of Jeju-Do in Korea, conveniently located five minutes from Jeju International Airport.  The hotel has 203 well-appointed rooms and suites, 2,125 square meters of gaming space featuring table games such as baccarat, blackjack, Sic Bo, roulette as well as the latest slots and electronic gaming machines, several reputable dining establishments featuring international cuisine options, a lobby lounge, bar and banquet facilities.

“We are excited to be acquiring the Jeju Sun Hotel and Casino in Korea, our first lodging venture, which effectively broadens our strategic focus toward becoming a full-service hospitality company,” said Mr. Lam Man Pou, Chairman of IKGH. “We believe the acquisition will materially expand our footprint in Asia into the growing Korean market and increasingly popular island of Jeju-Do while allowing us to further diversify and stabilize our revenue streams and cash flows. We expect the current Jeju Sun Hotel management team will remain to continue to run the newly renovated property, and we look forward to welcoming them to IKGH.”

Under the terms of the agreement, Iao Kun Jeju will acquire (i) 96.23% of the outstanding capital stock of Golden Luxury, as well as (ii) all loans and obligations under finance leases and all other monetary liabilities payable by Golden Luxury to Solaire Korea Co. and Bloomberry Resorts Corporation. IKGH intends to finance the acquisition through a loan and the issuance of equity, and the transaction is expected to close in the third quarter of 2016, subject to the satisfactory completion of due diligence and customary closing conditions, including the receipt of any required governmental approvals.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of IKGH’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for IKGH’s promotion entities’ VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons' skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by IKGH’s promotion entities’ gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms’ actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms’ win rates. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in IKGH’s Annual Report on Form 20-F filed in March 2016, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

About Iao Kun Group Holding Company Limited

IKGH is a holding company which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters and a collaborator, and is entitled to receive all of the profits of the VIP gaming promoters and a collaborator from VIP gaming rooms. IKGH’s VIP room gaming promoters and collaborator currently participate in the promotion of five major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One VIP gaming room is located at the top-tier 5-star hotel, the StarWorld Hotel & Casino in downtown Macau, and another is located in the luxury 5-star hotel, the Galaxy Macau™ Resort in Cotai, each of which is operated by Galaxy Casino, S.A. Additional VIP gaming rooms are located at the Sands Cotai Central and City of Dreams Macau, both in Cotai, and Le Royal Arc Casino, located in NAPE, Downtown Macau. IKGH recently started trial operations to the Australian casinos (Crown Perth Casino in Perth, Australia and the Crown Melbourne Casino in Melbourne, Australia) to gain a greater understanding of the preferences of its junket agents and VIP players and the logistics of the market.

Contact:

Ryan Yip

+853 2782 3425

ryany@ikghcl.com